United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Name of Issuer - Applebees International Inc.

Title or Class of Securities - Common Stock

CUSIP Number - 037899101

Check the following box if a fee is being paid with this
statement [  ].

Cusip No. 037899101

Page 2 of 6 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Investment Management, Inc. - 44-0640487

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware

5.   Sole voting power

     2,218,730

6.   Shared voting power

     0

7.   Sole dispositive power

     2,218,730

8.   Shared dispositive power

     0

9.   Aggregate amount beneficially owned by each reporting person

     2,218,730

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     5.99%

12.  Type of reporting person*

     IA

Cusip No. 037899101

Page 3 of 6 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Mutual Funds, Inc. - 44-6006315

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Maryland

5.   Sole voting power

     2,117,149

6.   Shared voting power

     0

7.   Sole dispositive power

     2,117,149

8.   Shared dispositive power

     0

9.   Aggregate amount beneficially owned by each reporting person

     2,117,149

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     5.72%

12.  Type of reporting person*

     IV

SCHEDULE 13G

Item 1(a).   NAME OF ISSUER

     Applebees International Inc.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     4551 W 107th St Ste 100
     Overland Park, KS  66207

Item 2(a).   NAME OF PERSONS FILING

     American Century Investment  Management,  Inc., on its behalf and on behalf of:

     American Century Mutual Funds, Inc. - 44-6006315

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  Charles C.S. Park

Item 2(c).   CITIZENSHIP

     Delaware

Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock

Item 2(e).     CUSIP NO.

     037899101

Item 3.   IF THIS  STATEMENT  IS FILED  PURSUANT TO RULES  13d-1(b) OR 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Registered Investment Adviser, in accordance with
               Rule 13d-1(b)(ii)(E) (Note:  See Item 7).

Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          2,218,730

     (b)  Percent of class:

          5.99%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               2,218,730

          (ii) shared power to vote or to direct the vote:

               0

          (iii)sole power to dispose or to direct the disposition of:

               2,218,730

          (iv) shared power to dispose or to direct the disposition of:

               0

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     American  Century  Investment  Management,   Inc.  ("ACIM"),  a  registered
investment adviser, manages, pursuant to management agreements,  the investments of fourteen  registered  investment  companies,  American  Century Mutual Funds,
Inc.,  American  Century  World Mutual Funds,  Inc.,  American  Century  Capital
Portfolios,  Inc., American Century Variable Portfolios,  Inc., American Century
Variable Portfolios II, Inc., American Century Premium Reserves,  Inc., American
Century  Strategic Asset  Allocations,  Inc.,  American Century Municipal Trust,
American Century Quantitative Equity Funds, Inc., American Century International
Bond Funds, Inc., American Century Investment Trust, American Century Government
Income Trust,  American  Century Target  Maturities  Trust, and American Century
California  Tax-Free  and  Municipal  Funds,  Inc.,  and  manages,  pursuant  to
sub-advisory   agreements,   the  investments  of  eight  registered  investment
companies,  American Skandia Trust,  American Skandia Advisor Funds, Inc., Style
Select Series,  Inc.,  Mainstay VP Series Fund, Inc.,  Principal Investors Fund,
Inc.,  North American  Funds Variable  Product Series I, Season Series Trust and
AXP  Partners  International  Series,  Inc.  ACIM  also  manages  the  assets of institutional  investor  accounts.  The securities  that are the subject of this report  are  owned  by and  held  for such  investment  companies  and  separate institutional investor accounts. Any dividends received from such securities, or the  proceeds  of any sale of such  securities,  are for the benefit of, and are held for such investment companies and separate institutional investor accounts.

     American  Century  Mutual  Funds,  Inc.  owned more than 5% of the class of securities which are the subject of this report.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

Item 10.  CERTIFICATION

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above  were  acquired  in the  ordinary  course of business  and were not acquired for the purpose of and do not have the effect of changing or  influencing  the control of the issuer of such  securities and were not acquired in connection  with or as a participant in any  transaction  having such purpose or effect.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 8, 2002             AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
     Date

                               By: /s/Charles C.S. Park

                                   Charles C.S. Park
                                   Assistant General Counsel

EXHIBIT A

Rule 13d-1(f)(1)(iii) Agreement

     Each of the  undersigned  hereby  agrees and consents to the  execution and joint filing on its behalf by American Century  Investment  Management,  Inc. of this Schedule 13G respecting the  beneficial  ownership of the securities  which are the subject of this schedule at December 31, 2001.

     Dated this 8th day of February, 2002.

                                American Century Investment Management, Inc.

                                By: /s/Charles C.S. Park

                                    Charles C.S. Park
                                    Assistant General Counsel

                                American Century Mutual Funds, Inc.

                                By: /s/Charles C.S. Park

                                    Charles C.S. Park
                                    Vice President